UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70754

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IB Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1483 Ashford Ave. #501
(No. and Street)

San Juan ,PR 00907
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Javier Vega	787-599-8732	javier.vega@ibcpr.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco St., Ste 302	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Aff # 28

OATH OR AFFIRMATION

I, Javier Vega, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IB Capital LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn before me by Javier Vega, personally known to me. In San Juan, Puerto Rico, this 25 day of March, 2024.

Signature: Javier Vega

Title: Company officer / CFO

Notary Public
Sarah M. Vega Bonilla RUA 20325

SARAH M. VEGA BONILLA ABOGADA-NOTARIO

RECIBO Sello
Sello de Asistencia Legal
8003-2024-0207-45570348
$5.00
02/07/2024
9397

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial [illegible]

☑ (c) Statement of income (loss) or, if there is oth[illegible] [illegible]sented, a statement of comprehensive income (as defined in § 210.1-[illegible]

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' [illegible]

☐ (f) Statement of changes in liabilities subordinate[illegible]

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 [illegible] [illegible]plicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursua[illegible] Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IB CAPITAL LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

As of and for the year ended December 31, 2023

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 15
Supplemental Information to Financial Statements:	
Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934 and; Reconciliation of Net Capital	16 - 17
Schedule II Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission;	18
Schedule III Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	18
Reports on Broker Dealer Exemption	19 - 20
Agreed Upon Procedures Report	21 - 22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
IB Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IB Capital LLC (the "Company") as of December 31, 2023, the related statement of income, changes to member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Oliven, PSC

Guaynabo, Puerto Rico

March 22, 2024

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E562098 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

IB CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS	
Cash	$1,318,999
Financial instruments owned, at fair value	539,684
Accounts receivable, net of allowance for credit losses of $400,000	212,500
Interest receivable	31,771
Prepaid expenses	241,053
Computers - net	292
Deferred tax asset	118,454
TOTAL ASSETS	$2,462,753
LIABILITIES AND EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$43,406
Accrued income tax	164,309
Total liabilities	207,715
Commitments and Contingencies	-
EQUITY -	
Members' equity	2,255,038
TOTAL LIABILITIES AND EQUITY	$2,462,753

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF INCOME
For the year ended December 31, 2023

Revenues:	
Consulting income	$13,702,012
Underwriting and management fees	921,763
Commissions	481,384
Realized gain on financial instruments owned	195,808
Unrealized loss – financial instruments owned	(2,347,250)
Interest income	220,228
Other revenue	36,000
Total revenues	13,209,945
Expenses:	
Charitable contribution	481,500
Salaries and wages	473,695
Provision for credit losses	400,000
Other taxes	369,445
Consulting expense	294,424
Professional fees	107,610
Regulatory fees	58,802
Office expenses	58,616
Insurance	15,065
Total expenses	2,259,157
Income Before Income Tax Provision	10,950,788
Income Tax Provision:	
Current	564,347
Deferred	(428,492)
Net Income	$10,814,933

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CHANGES TO MEMBERS' EQUITY
For the year ended December 31, 2023

Balance at December 31, 2022	$9,042,390
Distributions to members	(9,482,576)
In - kind distribution to member	(8,119,709)
Net income	10,814,933
Balance at December 31, 2023	$2,255,038

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

OPERATING ACTIVITIES:	
Net income	$10,814,933
Adjustments to reconcile net income to net cash provided by operations:	
Purchases of securities	(9,679,027)
Sales of securities	5,566,417
Unrealized loss on financial instruments	2,347,250
Realized gain on financial instrument transactions	(195,808)
Provision for credit losses	400,000
Depreciation	319
Deferred taxes	(428,492)
(Increase) decrease in operating assets:	
Accounts receivable	(1,638,203)
Interest receivable	(143,980)
Prepaid expense	120,893
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	355,802
Accrued income tax	117,874
Total adjustments	(3,176,955)
Net cash provided by operating activities	7,637,978
FINANCING ACTIVITIES -	
Distributions to members	(9,482,576)
Net cash used in financing activities	(9,482,576)
Net cash decrease for year	($1,844,598)
Cash at beginning of year	3,163,597
Cash at end of year	$1,318,999
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES	
In-kind distribution to member	($8,119,709)
In-kind donation of shares	($481,500)
Supplemental cash flows disclosures -	
Income tax payments	$446,470

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2023

NOTE A - ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IB Capital LLC, (the "Company" or "Firm") is a registered broker dealer that began business in Puerto Rico in 2021. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Office of the Commissioner of Financial Institutions of Puerto Rico. The Company earns commissions on sale of securities, consulting revenue by providing investment banking advisory services, and underwriting and management fees for its services as such during initial public offerings. The Company also does trades on a proprietary basis and occasionally participates in private placements and earns fees for capital raised through private placements. During 2023, the Company also had interest income from investments in Treasury securities.

The authority within the Company falls on the Manager, James McCrory. The Manager shall have complete authority, power, and discretion to manage and control the business, affairs, and assets of the Company, to make all decisions with respect thereto and to perform or undertake any and all other acts or activities necessary, appropriate, or advisable for, or incidental to, the management or control of the business, affairs, or assets of the Company. The Company has two types of member units, Class A Units and Class B Units. The only difference between one class of units and another is the ability of the Manager to declare a distribution to only one class. As of December 31, 2023, Class B unit holders have not made capital contributions to the Company.

A summary of the Company's significant accounting policies are as follows:
Accounting policies: The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash: The Company maintains its demand deposits in federally insured financial institutions. The Company also maintains cash in brokerage accounts. Balances at times may exceed federally insured limits.

Computers, net: Computers are recorded at cost, net of accumulated depreciation. Depreciation is provided by use of straight-line method over the estimated useful lives (three years) of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivables and Allowance for Credit Losses: Receivables are stated at cost less a provision for allowance for credit losses. Accounts receivable consists of uncollateralized customer obligations which principally arise from consulting services. The allowance for credit losses is assessed for individually significant receivables. If the receivables do not share similar risk characteristics, expected credit losses would be calculated on an individual basis. The nature of the Firm's business is so that receivables are composed of a few large receivables from a few customers, rather than of many small receivables or of a combination of both large and small receivables. The Firm's customer/client base is mainly a corporate clientele.

The estimate of expected credit losses under US GAAP should consider historical information (past events), information about current conditions, and reasonable and supportable forecasts of future events and economic conditions, as well as estimates of prepayments. The Firm's receivables are generally unsecured. For amounts due to the Firm, significant financial difficulties of the customer/client and default of payments are considered indicators of credit losses. The credit loss is measured as the difference between the receivable's carrying amount and the present value of estimated future cash flows discounted at an estimated effective interest rate. Management should evaluate credit risk relating to customers on an ongoing basis. We write off receivables as a charge to the allowance for credit losses when, in our estimation, it is probable that the receivable is worthless. Please refer to NOTE C related to Accounts Receivable.

Income Taxes: The Company files income tax return in the Commonwealth of Puerto Rico. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740.

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is the beneficiary of a tax decree pursuant to the Puerto Rico incentives code Law 60 of 2019 that was approved in June 2023. It is retroactive to the Company's inception. Under such decree, Puerto Rico taxes are 4% of the Company's export service net income.

The Company's non-export service income consists of trading gains or losses and unrealized gains or losses. Realized gains are taxed at regular corporate tax rate of 37.5% if they are short term. Unrealized capital gains are not taxed until realized. Realized long term capital gains, those held for over a year are taxed at 20%. The Company's income tax provision for the year ended December 31, 2023, is composed as follows:

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current portion: $564,347
Deferred portion: ($428,492)

The current portion is composed of 4% tax on export service net income for year ended December 31, 2023 and 37.5% of the realized trading gain which is composed of the net amount of the realized gain of 2023.

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences". The Company records the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) or "deferred tax liabilities" (generally items for which the Company received a tax deduction but have not yet been recorded in the statements of income).

Significant components of deferred tax assets (liabilities) are in the following caption in the balance sheet.

December 31,	2023
Allowance for credit loss	$ 16,000
Unrealized losses	102,454
Less: valuation allowance	-
Net deferred tax asset	$ 118,454

The Company's view is that the valuation allowance for the deferred tax assets should be zero since the company expects to eventually recognize the credit loss in the tax return. In addition the company also expects to eventually recognize the unrealized loss in the tax return once realized or offset with other future gains.

The deferred portion is an estimate of taxes that would be owed if unrealized gain/loss is realized using the tax rate that is expected to be realized when the differences are expected to reverse. It also includes a deferred tax benefit related to the allowance for credit losses. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2023.

If the domestic statutory rate of 37.5% is applied to the operating income of the Company, the current tax liability would be $5,175,137. Using the 4% tax rate afforded the export service tax decree, the current tax expense for the Company is $564,347.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company calculates municipal taxes for year 2023 at $369,251. The amount reflects resolution of contingency where the Municipality's position on annualization prevailed but the position of the Company of retroactive application of the tax decree was also achieved. In the future, municipal tax expense will be more predictable at approximately 1.50% multiplied by 50% of export service revenues plus 1.50% multiplied by 100% of non-export service revenue excluding realized and unrealized gain/losses or capital gains. For the year ended December 31, 2023 export service revenues include consulting income, underwriting and management, and commissions. of Refer to NOTE F commitments and contingencies below for more information on municipal taxes.

Financial instruments owned, at fair value: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Realized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded in realized gains or losses from financial instruments in the statement of income. Unrealized gains and losses are recorded in the accompanying statement of income.

Revenue Recognition: Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct.

Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as our customers receive the benefit of our services as they are provided.

Payment for the majority of our services is considered to be a variable consideration, as the amount of revenue we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer.

We involve third parties in providing services to the customer for certain of our contracts with customers. We generally do not control the promised services before they are transferred to the customer. Accordingly, we present the related revenues net of the related costs.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

We have elected the practical expedient allowed by the accounting guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Services within the scope of Accounting Standards Update 2014-09 - *Revenue from Contracts with Customers* (Topic 606) include:

a. Consulting Income: The Company enters into investment banking advisory agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services on addressing institutional investors not already known to the customer, advisory services to assist the customer in meeting exchange listing requirements, advisory services and marketing assistance to expand the shareholder base of the customer, and non-deal road show services as requested to introduce the Company to retail and institutional investors throughout Europe and North America. The Company believes these services represent a single performance obligation. The customer contracts typically contain an upfront fee payable upon signature of such and for the consulting services to begin, together with a fee that is paid to the Company upon consummation of the consulting services it relates to. Such final fees have no contingency, and the Company will collect the entire fee, unless management believes such fees would not be collectible from the customer. Consequently, revenue is recognized over time by the Company. Funds received from customers upfront are recorded on a deferred revenue account and recorded as revenues as services are provided to the customers.

b. Commission revenues: The Company is part of commission sharing agreement with a related party, in which it receives commissions for sales of securities. The Company receives commission related to its sales of the securities underwritten by the related party. Revenue is recognized for commissions when the performance obligation is fulfilled.

c. Underwriting and Management Fees: The Company may also earn underwriting and management fees from providing services as an underwriter and manager during the initial public offering (IPO) of securities registered under the Securities Act of 1933.

d. Other Revenue: The Company may also earn fees from raising money for private businesses. The Company is also party to an expense sharing agreement with I-Bankers Securities, a related entity. Under such agreement, the Company provides accounting services to I-Bankers and I-Bankers provides consulting service to the Company. No exchange is necessary related to the expense sharing agreement since the services being received/provided by each party to the agreement are netted. Revenue for the Company associated with such agreement for 2023 were $36,000. During 2023, the Company also earned $220,173 in interest from treasury securities.

NOTE B - LEASES

The Company is required to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms greater than 12 months when the asset and the corresponding liability are considered material. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording in the December 31, 2023 statement of financial condition since they were not material to the financial statements. The Company leased its office facilities under a lease agreement with IB CAPITAL PR LLC, a related party, which ended on September 30, 2023. Beginning on October 1, 2023 the Company leased its office facilities from Island Capital LLC, also a related party. For the period from January 1, 2023 to December 31, 2023, rent expense was $7,297 included in office expenses.

NOTE C - ACCOUNTS RECEIVABLE

The Company had accounts receivable net balance as of December 31, 2023, of $212,500. It is net of an allowance for credit losses of $400,000 for receivables deemed uncollectible. The Company also had interest receivable on US Treasury securities of $31,771.

NOTE D - PREPAID EXPENSES

At December 31, 2023, the Company maintained prepaid expenses as follows:

Prepaid municipal tax	$237,959
Prepaid regulatory fee	229
Prepaid technology	1,002
Prepaid Insurance	498
Other	1,365
	$241,053

NOTE E - FINANCIAL INSTRUMENTS OWNED

At December 31, 2023, the Company owned one US treasury bond with a value $496,953. Such bond matures on January 31, 2025. In addition, the Company owns securities in a privately held limited liability company without an easily determinable market value. The Company received the shares in the private company in lieu of a receivable of $555,000 it was owed for a completed consulting agreement. The cost basis of the private shares would be $555,000. As of December 31, 2023, the Company estimated the fair value of the private shares at $42,728. For the year ended December 31, 2023, the Company had a net realized gain on financial instruments of $195,808 and a net unrealized loss of $2,347,250.

NOTE F - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date. Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Level 3: Unobservable inputs for the asset or liability.

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
US Government debt	$ 496,953	$ -	$ -	$ 496,953
Private company shares	-	-	42,728	42,728
Total	$ 496,953	$ -	$ 42,728	$ 539,681

During the year 2023, the only private company shares or securities held by the Company were the private securities received in lieu of a $555,000 receivable. Those shares were still held by the Company as of December 31, 2023.

The following table provides a reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

NOTE F - FAIR VALUE MEASUREMENTS (CONTINUED)

Balance, beginning of year	$ -
In kind purchase	555,000
Distributions	-
Unrealized gain/loss	(512,272)
Balance, end of year	$ 42,728

The following table presents the quantitative information about recurring Level 3 fair value measurements at December 31, 2023:

	Fair Value	Valuation technique (s)	Unobservable inputs(s)	Range (Weighted Average)
Shares in privately held company	$42,728	Income Approach	Expected recoverable value	$42,728

NOTE G - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,632,557, which was in excess of its required net capital of $100,000; its ratio of aggregate indebtedness to net capital was 0.1272.

NOTE H - COMMITMENTS AND CONTINGENCIES

During 2023, the Company was not involved in ongoing litigation. However, the previous year contingency related to municipal taxes was resolved during 2023 as described in the Income taxes note above. In 2023, the Company received final approval of its tax decree with the Puerto Rico government. As of December 31, 2023, the Company does not have any contingencies to accrue or disclose.

NOTE I - RELATED PARTY TRANSACTIONS

The Company provides services to I-Banker Securities Inc., an entity that is related through common ownership (the Affiliate). The services include direct selling of I-Banker's offerings and consulting services. As of December 31, 2023, there was no balance due from the related party. The total amount of revenue for the year ended December 31, 2023, related to services provided to the Affiliate was $1,908,746 as follows: $481,384 in commissions from direct selling of securities sold, $505,599 in consulting income, and $921,763 in Underwriting and Management fees.

	Related Party
Commissions	$481,384
Consulting income	505,599
Underwriting and Management	921,763
Total	$1,908,746

Also refer to related party lease in Note B.

NOTE K - CONCENTRATIONS

The Company maintains its demand deposits in certain financial institutions where balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2023, deposits above federally insured limits were $1,068,355.

NOTE L - SUBSEQUENT EVENTS

The Company has performed an evaluation of events occurring after December 31, 2023, through March 22, 2024, which is the date that the financial statements were available to be issued, and determined that there were no events occurring during this period that required disclosure in or adjustment to the accompanying financial statements.

IB CAPITAL LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2023

TOTAL ASSETS	$2,462,753
	.
TOTAL LIABILITIES	(207,715)
TOTAL OWNERSHIP EQUITY	2,255,038
TOTAL CAPITAL AND ALLOWABLE SUB LIABILITIES	2,255,038
NON-ALLOWABLE ASSETS	(615,027)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,640,011
TOTAL HAIRCUTS SECURITIES	(7,454)
NET CAPITAL	$1,632,557
REQUIRED NET CAPITAL	$100,000
EXCESS NET CAPITAL	$1,532,557
TOTAL AGGREGATE INDEBTEDNESS	$207,715
AGGREGATE INDEBTEDNESS TO NET CAPITAL	12.72%
Net Capital as a % of Required Net Cap	1,633%

SUPPLEMENTAL SCHEDULE

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
(CONTINUED)
IB CAPITAL LLC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2023

NET CAPITAL PER COMPANY'S AMENDED UNAUDITED FORM X-17A-5 PART II FILING	$1,670,754
Adjustments	(38,200)
Rounding difference	3
Net Capital pursuant to rule 17a-5(d)	$1,632,557

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
FOR THE PERIOD FROM JANUARY 1, 2023 THROUGH DECEMBER 31, 2023

The Company does not claim an exemption from SEC Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2023 to December 31, 2023, without exception.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
FOR THE PERIOD FROM JANUARY 1, 2023 THROUGH DECEMBER 31, 2023

The Company does not claim an exemption from SEC Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule l 5c3-3) throughout the period January 1, 2023 to December 31, 2023, without exception.

IB CAPITAL LLC

1483 Ashford Ave.
#501 San Juan, PR
00907

MANAGEMENT EXEMPTION REPORT

IB CAPITAL LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to *(include all that apply, for example,)*: (1) Trading securities for own account; (2) Firrn Commitment Underwriter (can also act as a Selling Group Participant or Best Efforts Underwriter); (3) Private placement of securities; and (4) Mergers and Acquisitions Advisory Services; and (5) Commission Sharing Activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IB CAPITAL LLC

I, Javier Vega, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Javier Vega

CFO

03/22/2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
IB Capital LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which the IB Capital LLC (the "Company") stated that:

1) The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Trading securities for own account; (2) Firm Commitment Underwriter (can also act as a Selling Group Participant or Best Efforts Underwriter); (3) Private placement of securities; (4) Mergers and Acquisitions Advisory Services; and (5) Commission Sharing Activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

3) The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company’s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Oliven, PSC

Guaynabo, Puerto Rico

March 22, 2024

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E562099 of P.R. Society of
Certified Public Accountants has been

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of
IB Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of IB Capital LLC, (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part Ill for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Oliven, PSC

Guaynabo, Puerto Rico

March 22, 2024

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E562100 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report